UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant's name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 40 Agiou Konstantinou Street, 15124 Maroussi, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 are the Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements and related information and date of Star Bulk Carriers Corp. (the "Company") as of and for the six month periods ended June 30, 2012 and June 30, 2013.

This report on Form 6-K is hereby incorporated by reference into the Company registration statement on Form F-3 (File No. 333-180674) that was filed with the U.S, Securities and Exchange Commission with an effective date of July 17, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: September 13, 2013	By:	/s/ SPYROS CAPRALOS
	Name:	Spyros Capralos
	Title:	Chief Executive Officer and President

Exhibit 1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the six month periods ended June 30, 2012 and 2013. Unless otherwise specified herein, references to the "Company", "we", "us" or "our" shall include Star Bulk Carriers Corp. and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management's discussion and analysis of financial condition and results of operation, please see our Annual Report on Form 20-F for the year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission (the "Commission") on March 20, 2013. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

Overview

We are an international company providing worldwide transportation of drybulk commodities through our vessel-owning subsidiaries for a broad range of customers of major bulk cargoes including coal, iron ore, and grains, and minor bulk cargoes including, bauxite, phosphate, fertilizers and steel products. We were incorporated in the Marshall Islands on December 13, 2006 as a wholly-owned subsidiary of Star Maritime Acquisition Corp., or Star Maritime. On November 30, 2007, we merged with Star Maritime, with Star Bulk being the surviving entity and commenced operations on December 3, 2007, which was the date we took delivery of our first vessel.

Our Fleet

We own and operate a fleet of 13 vessels consisting of five Capesize drybulk carriers and eight Supramax drybulk carriers with an average age of 10.7 years and a combined cargo carrying capacity of approximately 1,290,602 dwt. Our fleet carries a variety of drybulk commodities including coal, iron ore, and grains, or major bulks, as well as bauxite, phosphate, fertilizers and steel products, or minor bulks.

In July 2013, we entered into agreements with Shanghai Waigaoqiao Shipbuilding Co. Ltd., or SWS, shipyard for the construction of two 180,000 DWT eco-type, fuel efficient Capesize drybulk vessels to be delivered in the fourth quarter of 2015 and the first quarter of 2016, respectively. In addition, we have entered into letters of intent, which are subject to the negotiation and execution of definitive documentation, with a major Japanese shipyard for the construction of two 60,000 DWT eco-type, fuel efficient Ultramax drybulk vessels to be delivered in 2015. The aggregate purchase price of the four newbuilding vessels is approximately $151.0 million.

In addition to our owned and newbuilding vessels, we operate on behalf of third-party owners, eight drybulk vessels, which include three Capesize drybulk carriers, three Supramax drybulk carriers and two Panamax drybulk carriers. In addition, we have been sub-contracted for certain management services, including crewing, purchasing and arranging insurance for eleven product tankers.

The following table presents summary information concerning our fleet as of September 13, 2013

Owned Vessels

Vessel Name	Vessel Type	Size (dwt.)	Year Built		Daily Gross Hire Rate	Type/ Month of Contract Expiry
Star Aurora	Capesize	171,199	2000		$17,000	Time charter/ August 2014
Star Big	Capesize	168,404	1996		$25,000	Time charter/ November 2015
Star Borealis (2)	Capesize	179,678	2011	$	Freight 19.00/mt	Voyage charter/ Expected September 2013
Star Mega	Capesize	170,631	1994		$24,500	Time charter/ August 2014
Star Polaris	Capesize	179,546	2011		$16,500	Time charter/ October 2013
Star Cosmo (1)	Supramax	52,247	2005		$14,000	Time charter/ September 2013
Star Delta (1)	Supramax	52,434	2000		$9,500	Time charter/ October 2013
Star Epsilon (1)	Supramax	52,402	2001		$9,750	Time charter/ December 2013
Star Gamma	Supramax	53,098	2002		$9,400	Time charter/ June 2014
Star Kappa (1)	Supramax	52,055	2001		$9,400	Time charter/ October 2013
Star Omicron (1)	Supramax	53,489	2005		$10,750	Time charter/ October 2013
Star Theta	Supramax	52,425	2003		$8,900	Time charter/ October 2013
Star Zeta (1)	Supramax	52,994	2003		$9,000	Time charter/ October 2013

1.	We consider these vessels to be employed in the spot market as a result of the short duration of their current charters.
2.	We expect to transport 170,087 metric tons under this voyage charter.

Vessels Under Construction

Vessel Name	Type	DWT	Shipyard	Expected Delivery Date
Hull 1338	Capesize	180,000	SWS	Fourth Quarter of 2015

Hull 1339	Capesize	180,000	SWS	First Quarter of 2016

Star Bulk TBN	Ultramax	60,000		2015

Star Bulk TBN	Ultramax	60,000		2015

Vessels Under Management

Vessel Name	Type	DWT	Year Built
Obelix	Capesize	181,433	2011

Big Bang	Capesize	174,109	2007

Big Fish	Capesize	177,643	2004

Renascentia	Panamax	74,732	1999

Marto	Panamax	74,471	2001

Maiden Voyage	Supramax	58,722	2012

Serenity I	Supramax	53,688	2006

Strange Attractor	Supramax	55,742	2006

Vessels for which we have been sub-contracted for certain management services

Vessel Name	Type	DWT	Year Built
Elux Lucis	Product Tanker	45,789	2003

Undine	Product Tanker	47,999	2004

Axelotl	Product Tanker	37,330	2004

Laima	Product Tanker	37,330	2003

Elixir	Product Tanker	46,874	2004

Northern Light	Product Tanker	50,922	2006

Northern Ocean	Product Tanker	50,922	2005

Ariel	Product Tanker	71,498	2004

Elan	Product Tanker	71,498	2003

Res Cogitans	Product Tanker	71,498	2004

Okyroe	Product Tanker	71,498	2004

RECENT AND OTHER DEVELOPMENTS

In July 2013, our board of directors, or our Board, increased the number of directors constituting the Board to six and appointed Mr. Roger Schmitz as a Class B director, pursuant to the terms and subject to the conditions of the stock purchase agreement that we entered into in May 2013, with certain new and existing investors, to backstop our equity rights offering, that was completed in July 2013.

During the third quarter of 2013, we entered into amended loan agreements with our lenders, based on previously negotiated term sheets signed in December 2012.

In August and September, Starbulk S.A has been subcontracted by Product Shipping & Trading S.A. (please refer to Note 3 on the Unaudited Interim Condensed Consolidated Financial Statements for the six month period ended June 30, 2013) to provide certain management services including crewing, purchasing and arranging  insurance to additional five product tankers, which are under the management of Product Shipping & Trading S.A.

On July 5, 2013 we entered into agreements with SWS shipyard for the construction of two 180,000 dwt eco-type, fuel efficient capesize drybulk vessels for an aggregate purchase price of $96.0 million with expected deliveries in fourth quarter of 2015 and in first quarter of 2016, respectively. In August, we paid the first installment of $28.8 million to SWS and the remaining amount is payable upon the delivery of the two Capesize drybulk vessels.

On July 10, we have entered into letters of intent, which are subject to the negotiation and execution of definitive documentation, with a major Japanese shipyard for the construction of two 60,000 DWT eco-type, fuel efficient Ultramax drybulk vessels at a price of approximately $55.0 million in aggregate with expected delivery in 2015.

On July 24, 2013, Starbulk S.A. entered into an agreement with Hamon Shipping Inc., an unaffiliated Marshall Islands company, for the commercial and technical management of the vessel Marto, a 2001 built Panamax drybulk carrier. Pursuant to the terms of this management agreement, we will receive a fixed management fee of $750 per day beginning August 2, 2013 and until the agreement's termination upon written notice by either party. This vessel will be managed under the same strategy as the other vessels in our fleet.

On July 25, 2013, pursuant to a rights offering, approved by our Board of Directors in April 2013, we issued 15,338,861 shares of common stock, which resulted in gross proceeds of $80.1 million. The proceeds are expected to be primarily used for orders for fuel-efficient dry-bulk vessels with some of the proceeds being reserved for working capital and general corporate purposes.

On August 5, 2013, Maiden Voyage LLC (please refer to Note 3 on the Unaudited Interim Condensed Consolidated Financial Statements for the six month period ended June 30, 2013) sold its vessel Maiden Voyage, one of the vessels under our management, to Premiere Voyage LLC, a Marshall Islands company. On the same date Starbulk S.A entered into an agreement with Premiere Voyage LLC, for the commercial and technical management of the vessel Maiden Voyage under the same terms as our previous agreement with Maiden Voyage LLC. Premiere Voyage LLC is owned and controlled by Oceanbulk Shipping LLC, a company minority owned by Mrs. Milena Maria Pappas, one of our directors.

On August 23, 2013, Starbulk S.A. entered into an agreement with Sea Cape Shipping LLC, a Marshall Islands company, for the commercial and technical management of the vessel Big Bang, a 2007 built Capesize dry bulk carrier. Pursuant to the terms of this management agreement, Starbulk S.A. will receive a fixed management fee of $750 per day beginning on August 30, 2013, and until the agreement's termination upon two months advanced written notice by either party. This vessel will be managed under the same strategy as the other vessels in our fleet. Sea Cape Shipping LLC is owned and controlled by Oceanbulk Shipping LLC, a company minority owned by Mrs. Milena Maria Pappas, one of our directors.

In September 2013, we issued 239,333 common shares that were awarded to our directors, officers and employees under the 2011 and 2013 Equity Incentive Plan. All the newly issued shares will vest on March 21, 2014. In addition, on the same day we issued 18,667 common shares, which represented the second and the third share installments awarded to Mr. Spyros Capralos, our Chief Executive Officer pursuant to the terms of his consultancy agreement effective February 7, 2011. The second installment vested on February 7, 2013 and the third installment will vest on February 7, 2014.

On September 12, 2013, Starbulk S.A., entered into an agreement with Sky Cape Shipping LLC, a Marshall Islands company, for the commercial and technical management of the vessel Big Fish, a 2004 built Capesize dry bulk carrier. Pursuant to the terms of this management agreement, Starbulk S.A. will receive a fixed management fee of $750 per day until the agreement's termination upon two months advanced written notice by either party. This vessel will be managed under the same strategy as the other vessels in our fleet. Sky Cape Shipping LLC is owned and controlled by Oceanbulk Shipping LLC, a company minority owned by Mrs. Milena Maria Pappas, one of our directors.

On September 12, 2013 Starbulk S.A., entered into an agreement with Glory Supra Shipping LLC, a Marshall Islands company, for the commercial and technical management of the vessel Strange Attractor, a 2006 built Supramax dry bulk carrier. Pursuant to the terms of this management agreement, Star Bulk S.A. will receive a fixed management fee of $750 per day until the agreement's termination upon two months advanced written notice by either party. This vessel will be managed under the same strategy as the other vessels in our fleet. Glory Supra Shipping LLC is owned and controlled by Oceanbulk Shipping LLC, a company minority owned by Mrs. Milena Maria Pappas, one of our directors.

A. Operating Results

Factors Affecting Our Results of Operations

We currently charter six of our vessels on medium- to long-term time charters, with an average remaining term of approximately 0.81 years, six of our vessels on short-term time charters and one of our vessels on a voyage charter. Under time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. Under voyage charters, we pay voyage expenses such as port, canal and fuel costs. Under all of these types of charters, we remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to affiliated and unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter. In addition, we are also responsible for the dry docking costs related to our vessels.

In addition, we had a contract of affreightment, or COA, to transport approximately 1.35 million metric tons of iron ore between Brazil and China for Vale International S.A., or Vale, which was completed in February 2012. COAs relate to the carriage of multiple cargoes over the same route and enables the COA holder, usually the vessel owner, to nominate different vessels to perform individual voyages. It effectively constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which is usually several years. All of the vessel's operating, voyage and capital costs are the responsibility of the vessel owner. The freight rate is generally set on a per cargo ton basis. Although the majority of vessels in our fleet are employed on medium- to long-term time charters and on short-term time charters, we may employ these and additional vessels under COAs, bareboat charters and voyage charters or in dry bulk carrier pools in the future.

The following table reflects certain operating data for our fleet, including our ownership days, voyage days, and fleet utilization, which we believe are important measures for analyzing trends in our results of operations, for the periods indicated:

(TCE rates expressed in U.S. dollars)	Six month period ended June 30, 2012	Six month period ended June 30, 2013
Average number of vessels (1)	14.4	13.6
Number of vessels in operation (as of the last day of the periods reported)	14	13
Average age of operational fleet (in years) (2)	10.3	10.5
Ownership days (3)	2,616	2,454
Available days (4)	2,547	2,454
Voyage days for fleet (5)	2,468	2,378
Fleet Utilization (6)	96.9%	96.9%
Time charter equivalent rate (7)	$15,724	$14,301
Voyage Revenues	$49,670	$35,362

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)	Average age of operational fleet is calculated as at June 30, 2012 and 2013, respectively.
(3)	Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period.
(4)	Available days for the fleet are the ownership days after subtracting for off-hire days as a result of major repairs, dry-docking or special or intermediate surveys or transfer of ownership.
(5)
Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for dry-docking, major repairs, special or intermediate surveys).

(6)	Fleet utilization is calculated by dividing voyage days by available days for the relevant period.
(7)	Please see the reconciliation of the time charter equivalent rate on the next page.

Time Charter Equivalent (TCE)

Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. We report TCE revenues, a non-GAAP measure, because our management believes it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. The TCE rate is also included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods and because we believe that it presents useful information to investors.

The following table reflects the calculation of our TCE rates and reconciliation of TCE revenue as reflected in the unaudited interim consolidated statements of operations:

(In thousands of U.S. Dollars, except as otherwise stated)	Six month period ended June 30, 2012	Six month period ended June 30, 2013
Voyage revenues	49,670	35,362
Less:
Voyage expenses	(14,029)	(4,505)
Amortization of fair value of above market acquired time charter agreements	3,167	3,150
Time Charter equivalent revenues	38,808	34,007

Voyage days for fleet	2,468	2,378
Time charter equivalent (TCE) rate (in U.S. Dollars)	15,724	14,301

Voyage Revenues

Voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days and the amount of daily charter hire and the level of freight rates, that our vessels earn under time and voyage charters, respectively, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the seaborne transportation market.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in charter rates although we would be exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Vessel Voyage Expenses

Voyage expenses include hire paid for chartered-in vessels, port and canal charges, fuel (bunker) expenses and brokerage commissions payable to related and third parties. Our voyage expenses primarily consist of hire paid for chartered-in vessels and commissions paid for the chartering of our vessels. Under time charter agreements voyage expenses such as port, canal and fuel costs are paid by the charterer.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees, technical management fees and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crew wages, bunkers and insurance, may also cause these expenses to increase.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is calculated based on a vessel's cost less the estimated residual value.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore personnel related expenses, directors and executives' compensation, legal and accounting expenses.

Interest and Finance Costs

We incur interest expense and financing costs in connection with vessel-specific debt relating to the acquisition of our vessels. We defer financing fees and expenses incurred upon entering into our credit facilities and amortize them to interest and financing costs over the term of the underlying obligation using the effective interest method.

Interest income

We earn interest income on our cash deposits with our lenders.

Inflation

Inflation does not have a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Special or Intermediate Survey and Dry docking Costs

We utilize the direct expense method, under which we expense all dry docking costs as incurred.

Gain or Loss arising from Derivatives

From time to time, we may take positions in freight derivatives including Freight Forward Agreements (FFAs) and freight options with an objective to utilize those instruments as economic hedge that are highly effective in reducing the risk on specific vessels trading in the spot market and to take advantage of short term fluctuations in the market prices. Upon the settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. All of our FFAs are settled on a daily basis through London Clearing House (LCH), and there is also a margin maintenance requirement based on marking the contract to market. Freight options are treated as assets/liabilities until they are settled. In addition, we may enter into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to our variable interest loans and credit facilities. Interest rate swap are treated as assets/liabilities until their maturing date.

RESULTS OF OPERATIONS

Six month period ended June 30, 2012 compared to the six month period ended June 30, 2013

Voyage Revenues: For the six month periods ended June 30, 2012 and 2013, our voyage revenues were approximately $49.7 million and $35.4 million, respectively.

For the six month periods ended June 30, 2012 and 2013, the TCE rate of our fleet decreased approximately 9% from $15,724 per day to $14,301 per day, respectively.

The decrease in both voyage revenues and TCE rates was primarily due to lower charter rates during the six month period ended June 30, 2013 for some of our vessels, as a result of a decline in the overall dry bulk charter market and the lower number of voyage charters performed by us during the six month period ended June 30, 2013 (which also led to reduced voyage expenses). In addition, voyage revenues for the six month period ended June 30, 2013 decreased due to lower average number of vessels, 13.6 vessels compared to 14.4, during the relevant period in 2012.

Voyage Expenses: For the six month periods ended June 30, 2012 and 2013, our voyage expenses were approximately $14.0 million and $4.5 million, respectively. Consistent with dry bulk industry practice, we paid, during the relevant periods, broker commissions ranging from 1.25% to 5.75% of the total daily charter hire rate of each charter to ship brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. Voyage expenses also consist of hire paid for chartering-in vessels, port, canal and fuel costs. The decrease in voyage expenses is attributable to expense of $4.1 million related to chartering-in a third party vessel to serve a shipment under the Vale COA that was completed in February 2012, during the six month period ended June 30, 2012. Also, for the six month period ended June 30, 2012, we had higher port, canal and fuel costs, which added to our voyage expenses, since our vessels were under voyage charter agreements for 242 days as compared with the six month period ended June 30, 2013, when our vessels were under voyage charter agreements for 149 days.

Vessel Operating Expenses: For the six month periods ended June 30, 2012 and 2013, our vessel operating expenses were approximately $14.2 million and $13.7 million, respectively. The decrease in vessel operating expenses is mainly due to fewer ownership days during the six month period ended June 30, 2013, as compared to the relevant period in 2012.

Drydocking Expenses: For the six month periods ended June 30, 2012 and 2013, our drydocking expenses were approximately $1.0 million and $0.6 million, respectively. The amount of $1.0 million incurred during the six month period ended June 30, 2012, mainly refers to the portion of the dry-docking cost for vessel Star Mega, which underwent a periodic dry-docking survey in late June 2012.

Depreciation: For the six month periods ended June 30, 2012 and 2013, depreciation was $19.2 million and $8.1 million, respectively. The decrease in depreciation expense for the six month period ended June 30, 2013, is mainly due to impairment losses recognized as of September 30, 2012, in connection with our oldest Capesize vessel, the Star Sigma and the entire fleet of our eight Supramax vessels, which resulted in a reduced net book value for the respective vessels and the higher average number of vessels of 14.4 for the six month period ended June 30, 2012, compared to 13.6 for the relevant period in 2013.

Loss on sale of vessel: For the six month periods ended June 30, 2012 and 2013, we recorded a loss on sale of vessel of $3.2 million in connection to the sale of Star Ypsilon and $0.1 million in connection to the sale of Star Sigma, respectively.

Other operational gain: For the six month periods ended June 30, 2012 and 2013, other operational gain amounted to $0.1 million and $1.6 million, respectively. For the six month periods ended June 30, 2012, other operational gain represents a gain derived from a hull and machinery claim. For the six month period ended June 30, 2013, other operational gain mainly consisted of $1.2 million related to settlement of a commercial claim and of $0.4 million regarding a hull and machinery claim.

Other operational loss: No other operational loss was recorded during the six month period ended June 30, 2012. For the six month period ended June 30, 2013, other operational loss amounted to $0.6 million representing the expense incurred by us to a third party, pursuant to the terms of the agreement to sell a 45% interest in the future proceeds related to the settlement of certain commercial claims.  The expense of $0.6 million was incurred in connection to the settlement amount of $1.2 million described in other operational gain above.

Gain on time charter agreement termination: For the six month period ended June 30, 2012, gain on time charter agreement termination amounted to $6.45 million representing a cash payment of $5.73 million and fuel oil valued at $0.72 million, which we received as compensation for the early redelivery of vessel Star Sigma from its previous charterer. No gain on time charter agreement termination was recorded for the six month period ended June 30, 2013.

General and Administrative Expenses: For the six month periods ended June 30, 2012 and 2013, general and administrative expenses were $5.3 million and $4.7 million, respectively. The decrease in general and administrative expenses was mainly due to lower stock based compensation expense which amounted to $1.4 million for the six month period ended June 30, 2012, compared to $0.6 million for the relevant period in 2013. If we exclude the respective expenses, our general and administrative expenses would increase slightly due to an increase in the number of our employees for the six month period ended June 30, 2013, compared to the same period in 2012, as a result of the growth of our managed fleet.

Interest and Finance Costs: For the six month periods ended June 30, 2012 and 2013, interest and finance costs under our term-loan facilities were $4.1 million and $3.8 million, respectively. The decrease in interest and finance costs is mainly attributable to higher average outstanding debt for the six month period ended June 30, 2012, amounting to $251.3 million compared to $206.6 million for the relevant period in 2013.

Gain on derivative instruments: Gain on derivative instruments for the six month period ended June 30, 2012, amounted to $0.1 million in connection with freight derivatives.  In June 2013, we entered into two interest rate swap agreements. The valuation of these as of June 30, 2013, resulted into a gain amounting to $0.4 million.  During the six month period ended June 30, 2013, we had no open positions on freight derivatives.

Cash Flow

Net cash provided by operating activities for the six month periods ended June 30, 2012 and 2013, was $19.4 million and $15.0 million, respectively. Cash flows generated by the operation of our fleet decreased mainly due to lower average TCE rates as a result of the decline in the prevailing freight rate environment. For the six month period ended June 30, 2012, we earned $15,724 TCE rate per day compared to $14,301 TCE rate per day for the six month period ended June 30, 2013. In addition, net cash provided by operating activities, for the six month period ended June 30, 2013, decreased due to fewer voyage days of 2,378 compared to 2,468 days, during the relevant period in 2012.

Net cash provided by investing activities for the six month periods ended June 30, 2012 and 2013, was $10.6 million and $16.3 million, respectively. For the six month period ended June 30, 2012, net cash provided by investing activities, consisted of the proceeds from sale of the vessel Star Ypsilon amounting to $8.0 million, a net decrease of $1.3 million in restricted cash, insurance proceeds amounting to $1.4 million and a decrease of $0.1 million relating to additions in vessels cost and other fixed assets. For the six month period ended June 30, 2013 net cash provided by investing activities consisted of $8.3 million representing proceeds from the sale of the vessel Star Sigma which was delivered to its purchaser on April 10, 2013, a decrease of $7.6 million in restricted cash and insurance proceeds amounting to $1.2 offset by additions to vessel costs and other fixed assets amounting to $0.8 million.

Net cash used in financing activities for the six month periods ended June 30, 2012 and 2013, was $27.3 million and $25.9 million, respectively. For the six month period ended June 30, 2012, net cash used in financing activities consisted of loan installment payments amounting to $24.0 million, cash dividend payments of $2.4 million, and $0.9 million paid for the repurchase of 61,730 shares under the terms of the Company's share repurchase plan, which expired on December 31, 2012. For the six month period ended June 30, 2013, net cash used in financing activities consisted of loan installment payments amounting to $25.6 million and payment of financing fees amounting to $0.3 million.

Liquidity and Capital Resources

Our principal source of funds has been equity provided by our shareholders, long-term borrowing and operating cash flow. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our dry bulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make interest and principal repayments on outstanding indebtedness and pay dividends. In July 2013, we entered into contracts for the construction of two fuel efficient Capesize vessels that are scheduled to be delivered to us in the fourth quarter of 2015 and the first quarter of 2016, respectively. In addition, we entered into two letters of intent, which are subject to the negotiation and execution of definitive documentation, for the construction of two fuel efficient Ultramax vessels that are scheduled to be delivered during the year 2015. As of September 13, 2013 we have paid the shipyard approximately $28.8 million in connection to the construction of the two Capesize vessels and the balance of $67.2 is due upon their delivery to us in fourth quarter of 2015 and first quarter of 2016, respectively. We aim to seek bank financing for all four new building vessels.

On July 25, 2013, in connection with a rights offering, we offered and sold 15,338,861 shares of common stock, which resulted in gross proceeds of $80.1 million. The proceeds are expected to be primarily used for orders for fuel-efficient dry-bulk vessels with some of the proceeds being reserved for working capital and general corporate purposes.

Our short-term liquidity requirements include servicing our debt, payment of operating costs, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows and financing activities and paying cash dividends when permissible. Sources of short-term liquidity include our revenues earned from our charters.

We believe that our current cash balance and our operating cash flows will be sufficient to meet our liquidity needs over the next twelve months, despite the sharp decline in the dry bulk charter market beginning in the third quarter of 2008, which has remained at depressed levels to date. Our results of operations have been, and may in the future, be adversely affected by prolonged depressed market conditions.

Our medium and long-term liquidity requirements include funding the equity portion of investments in additional vessels and repayment of long-term debt balances. Potential sources of funding for our medium and long-term liquidity requirements may include new loans we would seek to arrange or equity issuances or vessel sales. As of June 30, 2013, we had outstanding borrowings of $198.5 million of which $17.2 is scheduled to be repaid in the next twelve months. As of September 13, 2013, we had $83.3 million in cash and outstanding borrowings of $194.4 million.

We may fund possible growth through our cash balances, operating cash flow, additional long-term borrowing and the issuance of new equity. Our practice has been to acquire dry bulk carriers using a combination of funds received from equity investors and bank debt secured by mortgages on our dry bulk carriers. In the event that we determine to finance a portion of the purchase price for new vessel acquisitions with debt, and if the current conditions in the credit market continue, we may not be able to secure new borrowing capacity on favorable terms or at all. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer dry bulk carriers and the selective sale of older dry bulk carriers. These transactions will be principally subject to management's expectation of future market conditions as well as our ability to acquire dry bulk carriers on favorable terms.

As of June 30, 2013, cash and cash equivalents increased to $18.3 million compared to $13.0 million as of December 31, 2012 and restricted cash, due to minimum liquidity covenants and cash collateral requirements contained in our loan agreements, decreased to $11.3 million compared to $18.9 million as of December 31, 2012. Our working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. Our working capital was $2.8 million as of June 30, 2013, compared to a working capital deficit of $4.5 million as of December 31, 2012.

Loan Facilities

For information relating to our loan agreements, please see Note 7 to our audited financial statements for the year ended December 31, 2012 included in our annual report on Form 20-F, which was filed with the Commission on March 20, 2013, and Note 8 to our unaudited interim condensed consolidated financial statements for the six month period ended June 30, 2013, included elsewhere herein.

As of June 30, 2013, we were in compliance with financial and other covenants contained in our amended debt agreements.

Significant Accounting Policies and Critical Accounting Policies

There have been no material changes to our significant accounting policies since December 31, 2012. For a description of our critical accounting policies and all of our significant accounting policies, see Note 2 to our audited financial statements and "Item 5 — Operating and Financial Review and Prospects," included in our Annual Report on Form 20-F for the year ended December 31, 2012, which was filed with the Commission on March 20, 2013 and Note 2 to the unaudited interim condensed consolidated financial statements for the six month period ended June 30, 2013, included elsewhere in this report.

STAR BULK CARRIERS CORP.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

STAR BULK CARRIERS CORP.
Consolidated Balance Sheets
As of December 31, 2012 and June 30, 2013 (unaudited)
(Expressed in thousands of U.S. dollars except for share and per share data)

	December 31, 2012	June 30, 2013
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$12,950	$18,330
Restricted cash, current	9,326	1,912
Trade accounts receivable, net	5,969	1,712
Inventories (Note 4)	3,613	3,725
Due from managers	81	81
Due from related parties (Note 3)	147	18
Prepaid expenses and other receivables	5,877	4,893
Total Current Assets	37,963	30,671

FIXED ASSETS
Vessels and other fixed assets, net (Note 5)	291,207	275,610
Total Fixed Assets	291,207	275,610

OTHER NON-CURRENT ASSETS
Deferred finance charges, net	1,636	1,344
Restricted cash , non-current	9,570	9,370
Derivative asset (Note 15)	-	438
Fair value of above market acquired time charter (Note 6)	14,330	11,180
TOTAL ASSETS	$354,706	$328,613

LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long term debt (Note 8)	$28,766	$17,246
Accounts payable	8,264	6,389
Due to related parties (Note 3)	262	401
Accrued liabilities	3,422	2,514
Deferred revenue	1,736	1,295
Total Current Liabilities	42,450	27,845

NON-CURRENT LIABILITIES
Long term debt (Note 8)	195,348	181,267
Other non-current liabilities	162	191
TOTAL LIABILITIES	237,960	209,303

STOCKHOLDERS' EQUITY
Preferred Stock; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2012 and June 30, 2013 (Note 9)	-	-
Common Stock, $0.01 par value, 300,000,000 shares authorized; 5,400,810 and 5,412,810 shares issued and outstanding at December 31, 2012 and June 30, 2013, respectively (Note 9)	54	54
Additional paid in capital	520,946	521,546
Accumulated deficit	(404,254)	(402,290)
Total Stockholders' Equity	116,746	119,310
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$354,706	$328,613

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Operations
For the six month periods June 30, 2012 and 2013
(Expressed in thousands of U.S. dollars except for share and per share data)

	2012	2013

Revenues:
Voyage revenues	$49,670	$35,362
Management fee income (Note 3)	137	456
	49,807	35,818

Expenses
Voyage expenses	14,029	4,505
Vessel operating expenses	14,169	13,732
Dry docking expenses	1,026	572
Depreciation	19,197	8,070
Gain on derivative instruments, net (Note 15)	(64)	(438)
General and administrative expenses	5,337	4,709
Gain on time charter agreement termination (Note 7)	(6,454)	-
Other operational loss (Note 11)	-	562
Other operational gain (Note 10)	(140)	(1,647)
Loss on sale of vessel ( Note 5)	3,164	81
	50,264	30,146
Operating (loss) / income	(457)	5,672

Other Income/ (Expenses):
Interest and finance costs (Note 8)	(4,142)	(3,794)
Interest and other income	139	86
Total other expenses, net	(4,003)	(3,708)

Net (loss) / income	$(4,460)	$1,964

(Loss) / Earnings per share, basic (Note 12)	$(0.83)	$0.36
(Loss) / Earnings per share, diluted (Note 12)	$(0.83)	$0.36

Weighted average number of shares outstanding, basic (Note 12)	5,385,359	5,414,998

Weighted average number of shares outstanding, diluted (Note 12)	5,385,359	5,443,639

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Stockholders' Equity
For the six month periods June 30, 2012 and 2013
(Expressed in thousands of U.S. dollars except for share and per share data)

	Common Stock
	# of Shares	Par Value	Additional Paid-in Capital	Accumulated deficit	Total Stockholders' Equity

BALANCE, January 1, 2012	5,357,224	$54	$520,261	$(86,102)	$434,213

Net Loss	-	$-	$-	$(4,460)	$(4,460)
Issuance of vested and non-vested shares and amortization of stock-based compensation (Note 13)	105,333	1	1,401	-	1,402
Dividend declared and paid ($0.45)	-	-	-	(2,416)	(2,416)
Repurchase and cancellation of common shares (Note 9)	(61,730)	(1)	(860)	-	(861)

BALANCE, June 30, 2012	5,400,827	$54	$520,802	$(92,978)	$427,878

BALANCE, January 1, 2013	5,400,810	$54	$520,946	$(404,254)	$116,746
Net Income	-	$-	$-	$1,964	$1,964
Issuance of vested and non-vested shares and amortization of stock-based compensation (Note 13)	12,000	-	600	-	600
BALANCE, June 30, 2013	5,412,810	$54	$521,546	$(402,290)	$119,310

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six month periods ended June 30, 2012 and 2013
(Expressed in thousands of U.S. dollars except for share and per share data)

	2012	2013
Cash Flows from Operating Activities:
Net (loss)/ income	$(4,460)	$1,964
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation	19,197	8,070
Amortization of fair value of above market acquired time charters (Note 6)	3,167	3,150
Amortization of deferred finance charges (Note 8)	257	292
Loss on sale of vessel (Note 5)	3,164	81
Stock-based compensation (Note 13)	1,402	600
Change in fair value of derivatives (Note 15)	(82)	(438)
Other non-cash charges	51	29
Gain from insurance claim (Note 10)	(140)	(397)
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Restricted cash for forward freight and bunker derivatives	153	-
Trade accounts receivable	2,542	4,257
Inventories (Note 4)	971	(112)
Prepaid expenses and other receivables	(911)	151
Due from related parties (Note 3)	-	129
Due from managers	(11)	-
Increase/(Decrease) in:
Accounts payable	(4,954)	(1,875)
Due to related parties (Note 3)	(186)	139
Accrued liabilities	(383)	(637)
Due to managers	(48)	-
Deferred revenue	(375)	(441)
Net cash provided by Operating Activities	19,354	14,962

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisition of vessels and other assets	(56)	(827)
Cash proceeds from vessel sale (Note 5)	7,989	8,273
Insurance proceeds	1,350	1,230
Decrease in restricted cash	2,039	7,614
Increase in restricted cash	(713)	-
Net cash provided by Investing Activities	10,609	16,290

Cash Flows from Financing Activities:
Loan repayment	(24,027)	(25,601)
Financing fees paid	-	(271)
Repurchase of common shares	(861)	-
Cash dividend	(2,416)	-
Net cash used in Financing Activities	(27,304)	(25,872)

Net increase in cash and cash equivalents	2,659	5,380
Cash and cash equivalents at beginning of period	15,072	12,950

Cash and cash equivalents at end of the period	$17,731	$18,330
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest	4,114	3,369

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2013
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

1.           Basis of Presentation and General Information:

Star Bulk Carriers ("Star Bulk" or the "Company") is a public shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece.

Star Bulk shares started trading on the NASDAQ Global Select Market on December 3, 2007 under the ticker symbol SBLK. The accompanying unaudited interim condensed consolidated financial statements include the accounts of Star Bulk and its subsidiaries, which are hereinafter collectively referred to as the "Company," and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2013, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2013.

The unaudited interim condensed consolidated financial statements presented in this report should be read in conjunction with the Company's Annual Report on Form 20-F for the year ended December 31, 2012.

Below is the list of the Company's subsidiaries, all wholly owned, as of June 30, 2013:

Wholly Owned Subsidiaries	Vessel Name	DWT	Date Delivered to Star Bulk	Year Built
Star Bulk Management Inc.	—	—	—	—
Starbulk S.A.	—	—	—	—
Star Bulk Manning LLC	—	—	—	—

	Vessels in operation at June 30, 2013
Star Aurora LLC	Star Aurora	171,199	September 8, 2010	2000
Star Big LLC	Star Big	168,404	July 25, 2011	1996
Star Borealis LLC	Star Borealis	179,678	September 9, 2011	2011
Star Cosmo LLC	Star Cosmo	52,247	July 1, 2008	2005
Star Delta LLC	Star Delta (ex F Duckling)	52,434	January 2, 2008	2000
Star Epsilon LLC	Star Epsilon (ex G Duckling)	52,402	December 3, 2007	2001
Star Gamma LLC	Star Gamma (ex C Duckling)	53,098	January 4, 2008	2002
Star Kappa LLC	Star Kappa (ex E Duckling)	52,055	December 14, 2007	2001
Star Mega LLC	Star Mega	170,631	August 16, 2011	1994
Star Omicron LLC	Star Omicron	53,489	April 17, 2008	2005
Star Polaris LLC	Star Polaris	179,546	November 14, 2011	2011
Star Theta LLC	Star Theta (ex J Duckling)	52,425	December 6, 2007	2003
Star Zeta LLC	Star Zeta (ex I Duckling)	52,994	January 2, 2008	2003

	Vessels disposed*
Star Alpha LLC	Star Alpha (ex A Duckling)	175,075	January 9, 2008	1992
Star Beta LLC	Star Beta (ex B Duckling)	174,691	December 28, 2007	1993
Star Ypsilon LLC	Star Ypsilon	150,940	September 18, 2008	1991
Lamda LLC	Star Sigma	184,403	April 15, 2008	1991

*           For vessels disposed refer to Note 5.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2013
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

1.           Basis of Presentation and General Information-(continued):

Below is the list of the vessels which are under commercial and technical management by the Company's wholly owned subsidiary Starbulk S.A. as of June 30, 2013. For each vessel Starbulk S.A. receives a fixed management fee of $0.75 per day.

Vessel Owning Company	Vessel Name	DWT	Effective Date of Management Agreement	Year Built

Serenity Maritime Inc.	Serenity I	53,688	June 11, 2011	2006
Maiden Voyage LLC *	Maiden Voyage	58,722	September 28, 2012	2012
OOCAPE1 Holdings LLC *	Obelix	181,433	October 19, 2012	2011
Adore Shipping Corp.	Renascentia	74,732	June 20, 2013	1999

*           The respective companies are Company's related parties, please refer to Note 3

Additionally Starbulk S.A. has been sub-contracted by a related party, Product Shipping & Trading S.A. (please refer to Note 3), to provide certain management services, including crewing, purchasing and arranging insurance to the vessels which are under the management of Product Shipping & Trading S.A. For each vessel Starbulk S.A. receives a fixed management fee of $0.13 per day. Below is the list of the respective vessels as of June 30, 2013.

Vessel	DWT	Effective Date of Management Agreement	Year Built

Elux Lucis	45,789	March 1, 2013	2003
Undine	47,999	March 15, 2013	2004
Axelotl	37,330	June 1, 2013	2004
Laima	37,330	June 1, 2013	2003
Elixir	46,874	June 19,2013	2004
Nothern Light	50,922	June 24, 2013	2006

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2013
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

2.           Significant Accounting Policies:

A summary of the Company's significant accounting policies is identified in Note 2 on the Company's consolidated financial statements included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2012 filed with the Securities and Exchange Commission (SEC) on March 20, 2013. There have been no changes to the Company's significant accounting policies in the six-month period ended June 30, 2013.

3.	Transactions with Related Parties:

Transactions and balances with related parties are analyzed as follows:

Balance Sheet
	December 31, 2012	June 30, 2013
Assets
Product Shipping & Trading S.A (g)	$-	$18
OOCAPE1 Holdings LLC (f)	147	-
Total Assets	$147	$18

Liabilities
Interchart Shipping Inc. (a)	$100	$228
Management and Directors Fees (b)	121	49
Maiden Voyage LLC (e)	41	76
OOCAPE1 Holdings LLC (f)	-	48
Total Liabilities	$262	$401

Statements of Operations	Six month period ended June 30,
	2012	2013
Commission on sale of vessel-Oceanbulk (d)	$(91)	$(90)
Voyage expenses-Interchart (a)	$(710)	$(397)
Executive directors consultancy fees (b)	$(228)	$(246)
Non-executive directors compensation (b)	$(67)	$(51)
Office rent - Combine Marine Ltd. (c)	$(19)	$(20)
Management fee income - Maiden Voyage LLC (e)	$-	$136
Management fee income - OOCAPE1 Holdings LLC (f)	$-	$136
Product Shipping & Trading S.A (g)	$-	$40

(a)
Interchart Shipping Inc. or Interchart: Interchart, a company affiliated to Oceanbulk Maritime S.A. (see (d) below), acts as a chartering broker of all the Company's vessels. As of December 31, 2012 and June 30, 2013, the Company had an outstanding liability of $100 and $228, respectively, to Interchart. During the six months ended June 30, 2012 and 2013, the brokerage commission on charter revenue charged by Interchart amounted to $710 and $397, respectively, and is included in "Voyage expenses" in the accompanying unaudited interim condensed consolidated statements of operations.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2013
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

3.           Transactions with Related Parties- (continued):

(b)
Management and Directors Fees: On February 7, 2011, Mr. Spyros Capralos was appointed as the Company's President and Chief Executive Officer, to succeed Mr. Akis Tsirigakis who resigned from those positions on that date, and resigned from the Company's Board of Directors on March 31, 2012. Effective February 7, 2011, the Company entered into a consulting agreement with a company owned and controlled by the Company's Chief Executive Officer. This agreement had a term of three years unless terminated earlier in accordance with its terms. Under this agreement the Company paid the Chief Executive Officer a base fee at an annual rate of not less than €160,000 (approx. $208, using the exchange rate as of June 30, 2013, 1.30), additionally, the Chief Executive Officer was entitled to receive an annual discretionary bonus, as determined by the Company's Board of Directors in its sole discretion and a minimum guaranteed incentive award of 28,000 shares of stock. These shares vest in three equal installments, the first installment of 9,333 shares vested on February 7, 2012, the second installment of 9,333 shares vested on February 7, 2013 and the last installment of 9,334 shares vests on February 7, 2014.

On April 20, 2012 the Company issued the first installment of 9,333 shares and in September 2013, the Company issued the remaining two installments of 9,333 and 9,334 shares to the Company's Chief Executive Officer (please refer to Note 16). During the six month periods ended June 30, 2012 and 2013 the consultancy fees under the specific consulting agreement with the Company's Chief Executive Officer amounted to $116 and $79, respectively.

On May 2, 2011, the Company entered into a consulting agreement with a company owned and controlled by Mr. Simos Spyrou, the Company's Chief Financial Officer. This agreement had a term of three years unless terminated earlier in accordance with its terms. Under this agreement the Company paid the Chief Financial Officer a base fee at an annual rate of not less than €56,000 (approx. $73, using the exchange rate as of June 30, 2013, 1.30). During the six month periods ended June 30, 2012 and 2013, the consultancy fees under the specific consulting agreement with the Chief Financial Officer amounted to $36 and $25, respectively.

Additionally, the Chief Financial Officer is entitled to receive an annual discretionary bonus, as determined by the Company's Board of Directors in its sole discretion.

On May 3, 2013, the Company entered into separate renewal consulting agreements with companies owned and controlled by the Company's Chief Executive Officer and Chief Financial Officer. Under these agreements, each company controlled by the Company's Chief Executive Officer and Chief Financial Officer will receive an annual consulting fee of not less than €174,600 (approx. $227, using the exchange rate as of June 30, 2013, 1.30) and €102,000 (approx. $133, using the exchange rate as of June 30, 2013, 1.30), respectively. The respective agreements have a term of three years and will be renewed for a successive year unless terminated earlier in accordance with their terms. In addition, under his renewed consulting agreement Company's Chief Executive Officer is entitled to receive a minimum guaranteed incentive award of 28,000 shares of stock. These shares vest in three equal installments, the first installment of 9,333 shares vests on May 3, 2014, the second installment of 9,333 shares vests on May 3, 2015 and the last installment of 9,334 shares vests on May 3, 2016. During the six month period ended June 30, 2013, the consultancy fees under the renewal consulting agreements with the Company's Chief Executive Officer and Chief Financial Officer amounted to $41 and $22, respectively.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2013
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

3.	Transactions with Related Parties- (continued):

(b)	Management and Directors Fees – (continued):

On July 1, 2011, the Company entered into a consulting agreement with a company owned and controlled by Mr. Zenon Kleopas, the Company's Chief Operating Officer. This agreement has an indefinite term and each party may terminate the agreement giving one month's notice. Under this agreement, the Company pays the Chief Operating Officer a base fee at an annual rate of not less than €117,519 (approx. $153, using the exchange rate as of June 30, 2013, 1.30). During the six month periods ended June 30, 2012 and 2013, the consultancy fees under the specific consulting agreement with the Chief Operating Officer amounted to $76, and $79, respectively.

The related expenses for the Company's executive officers for the six month periods ended June 30, 2012 and 2013 were $228 and $246, respectively, and are included under "General and administrative expenses" in the accompanying unaudited interim condensed consolidated statements of operations. As of December 31, 2012 and June 30, 2013, Star Bulk had an outstanding payable balance of $121 and $49 respectively, with its Management and Directors, representing unpaid fees for their participation in the Board of Directors of the Company and the other special committees of the Board of Directors. The related expenses for the six month periods ended June 30, 2012 and 2013 were $67 and $51, respectively and are included under "General and administrative expenses" in the accompanying unaudited interim condensed consolidated statements of operations.

(c)
Combine Marine Ltd., or Combine Ltd.: On January 1, 2012, Starbulk S.A, entered into a one year lease agreement for office space with Combine Ltd., a company controlled by one of the Company's directors, Mrs. Milena Maria Pappas and by Mr. Alexandros Pappas, children of the Company's Chairman, Mr. Petros Pappas. The lease agreement provides for a monthly rental of €2,500 (approximately $3.3, using the exchange rate as of June 30, 2013, 1.30). On January 1, 2013, the agreement was silently renewed and unless terminated by either party, it will expire in eleven years. The related expense for the rent for the six month periods ended June 30, 2012 and 2013 was $19 and $20, respectively and is included under "General and administrative expenses" in the accompanying unaudited interim condensed consolidated statements of operations. As of December 31, 2012, and June 30, 2013, the Company had no outstanding liability, with Combine Marine Ltd.

(d)
Oceanbulk Maritime, S.A., or Oceanbulk: Oceanbulk Maritime S.A, is a ship management company and is controlled by one of the Company's directors, Mrs. Milena Maria Pappas. The Company paid to Oceanbulk a brokerage commission amounting to $91 regarding the sale of vessel Star Ypsilon during the six months ended June 30, 2012, and $90 regarding the sale of vessel Star Sigma during the six months ended June 30, 2013 (Note 5). As of December 31, 2012 and June 30, 2013, the Company had no outstanding liability with Oceanbulk.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2013
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

3.	Transactions with Related Parties- (continued):

(e)
Maiden Voyage LLC: Maiden Voyage LLC is owned and controlled by Oceanbulk Shipping LLC, a company minority owned by one of the Company's directors, Mrs. Milena Maria Pappas. On September 27, 2012, Starbulk S.A. entered into an agreement with Maiden Voyage LLC, a Marshall Islands company, for the commercial and technical management of the vessel Maiden Voyage, a 2012 built Supramax dry bulk carrier. Pursuant to the terms of this management agreement, Starbulk S.A. receives a fixed management fee of $0.75 per day beginning on September 28, 2012, and until the agreement's termination by either party giving to the other notice in writing. In this event the agreement shall terminate upon the expiration of a two month period from the date of notice was given. This vessel is managed under the same strategy as the other vessels in the Company's fleet. The related income for the six months ended June 30, 2013, was $136 and is included under "Management fee income" in the accompanying unaudited interim condensed consolidated statement of operations.  As of December 31, 2012 and June 30, 2013, the Company had an outstanding payable balance of $41 and $76, respectively, with Maiden Voyage LLC.

(f)
OOCAPE1 Holdings LLC: OOCAPE1 Holdings LLC is owned and controlled by Oceanbulk Shipping LLC, a company minority owned by one of the Company's directors Mrs. Milena Maria Pappas. On October 18, 2012, Starbulk S.A. entered into an agreement with OOCAPE1 Holdings LLC, a Marshall Islands company, for the commercial and technical management of the vessel Obelix, a 2011 built Capesize dry bulk carrier. Pursuant to the terms of this management agreement, Starbulk S.A. receives a fixed management fee of $0.75 per day beginning on October 19, 2012, and until the agreement's termination by either party giving to the other notice in writing. In this event the agreement shall terminate upon the expiration of a two month period from the date of notice was given. This vessel is managed under the same strategy as the other vessels in the Company's fleet. The related income for the six months ended June 30, 2013, was $136 and is included under "Management fee income" in the accompanying unaudited interim condensed consolidated statement of operations. As of December 31, 2012, and as of June 30, 2013, the Company had an outstanding receivable of $147 and an outstanding liability of $48, respectively, with OOCAPE1 Holdings LLC.

(g)
Product Shipping & Trading S.A: Product Shipping & Trading S.A is controlled by family members of the Company's Chairman, Mr. Petros Pappas. On June 7, 2013, Starbulk S.A entered into an agreement with Product Shipping & Trading S.A, a Marshall Islands company, under which, the Company will provide certain management services including crewing, purchasing and arranging insurance to the vessels which are under the management of Product Shipping & Trading S.A. Pursuant to the terms of this agreement, Starbulk S.A. receives a fixed management fee of $0.13 per day, per vessel. As of June 30, 2013, the Company provided the respective services to six product tanker vessels. The related income for the six months ended June 30, 2013, was $40 and is included under "Management fee income" in the accompanying unaudited interim condensed consolidated statement of operations. As of June 30, 2013, the Company had an outstanding receivable of $18, with Product Shipping & Trading S.A.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2013
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

4.           Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2012	June 30, 2013
Lubricants	$1,985	$1,506
Bunkers	1,628	2,219
Total	$3,613	$3,725

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2013
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

5.           Vessels and Other Fixed Assets, Net:

The amounts in the accompanying unaudited condensed consolidated balance sheets are analyzed as follows:

	December 31, 2012	June 30, 2013
Cost
Vessels	$772,981	$422,325
Other fixed assets	679	790
Impairment charge	(303,219)	-
Total cost	470,441	423,115
Accumulated depreciation	(179,234)	(147,505)
Vessels and other fixed assets, net	$291,207	$275,610

Vessel acquired / disposed during the six month period ended June 30, 2012
On February 22, 2012, the Company entered into an agreement with a third party in order to sell the vessel Star Ypsilon together with a quantity of 667 metric tons of fuel oil, for a contracted price of $9,126 less address commission of 3% and brokerage commission of 2%. The vessel was delivered to its purchasers on March 9, 2012. The net carrying amount of Star Ypsilon as of the date of its delivery was $11,152 and the resulting loss of $3,164 is included under "Loss on sale of vessel" in the accompanying unaudited interim condensed consolidated statement of operations for the six month period ended June 30, 2012.

Vessels acquired / disposed during the six month period ended June 30, 2013
On March 14, 2013, the Company entered into an agreement with a third party to sell the Star Sigma for a contracted price of $9,044 less address commission of 3% and brokerage commission of 1%. The vessel was delivered to its purchasers on April 10, 2013. The net carrying amount of Star Sigma as of the date of its delivery was $8,354 and the resulting loss of $81 is included under "Loss on sale of vessel" in the accompanying unaudited interim condensed consolidated statement of operations for the six month period ended June 30, 2013.

No vessel acquisitions took place during 2012 and during the six month period ended June 30, 2013.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2013
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

6.           Fair value of Above Market Acquired Time Charters:

The amortization of fair value of above-market acquired time charters related to the vessels Star Big and Star Mega, which were acquired in 2011, amounted to $3,167 and $3,150 for the six month periods ended June 30, 2012 and 2013, respectively, and are included under "Voyage revenues" in the accompanying unaudited interim condensed consolidated statements of operations.

The estimated aggregate amortization expense of the above market acquired time charters until the end of their useful lives is analyzed as follows:

Years	Amount
June 30, 2014	$6,352
June 30, 2015	3,525
June 30, 2016	1,303
Total	$11,180

7.	Gain on time charter agreement termination:

For the six month period ended June 30, 2012

The vessel Star Sigma, was time chartered to Pacific Bulk Shipping Ltd. at a gross daily charter rate of $38 per day for the period from March 1, 2009 until October 29, 2013, and was redelivered earlier to the Company on December 31, 2011. On January 4, 2012, the Company signed an agreement with the charterer in order to receive an amount of $5,734 in cash, as compensation for the early redelivery of the respective vessel. The total amount was received in January 2012. In addition to the cash payment, Pacific Bulk supplied the Company with 1,027 metric tons of fuel, valued at $720. Total amount of $6,454 is included under "Gain on time charter agreement termination" in the accompanying unaudited interim condensed consolidated statement of operations for the period ended June 30, 2012.

No gain on time charter agreement termination was recorded in the six month period ended June 30, 2013.

8.           Long-term Debt:

The principal payments required to be made after June 30, 2013, for all outstanding debt are as follows:

Years	Amount
June 30, 2014	$17,246
June 30, 2015	23,713
June 30, 2016	35,715
June 30, 2017	76,720
June 30, 2018	3,940
June 30, 2019 and thereafter	41,179
Total	$198,513

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2013
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

8.           Long-term Debt-(continued):

Interest expense for the six month periods ended June 30, 2012 and 2013, amounted to $3,801, and $3,455, respectively, amortization of deferred finance fees amounted to $257 and $292, respectively, and other finance fees amounted to $84 and $47, respectively, and are included under "Interest and finance costs" in the accompanying unaudited interim condensed consolidated statements of operations as of June 30, 2012, and 2013, respectively.

As of June 30, 2013, the Company was in compliance with the amended financial and other covenants contained in its loan agreements.

All vessels are first-priority mortgaged as collateral to the Company's loan facilities.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2013
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

9.	Preferred, Common Stock and Additional Paid in Capital:

Preferred Stock: Star Bulk is authorized to issue up to 25,000,000 shares of preferred stock, $0.01 par value with such designations, as voting, and other rights and preferences, as determined by the Board of Directors. As of June 30, 2013 the Company has not issued any preferred stock.

Common Stock: Until 2009, Star Bulk was authorized to issue 100,000,000 registered common shares, par value $0.01. On November 23, 2009 at the Company's annual meeting of shareholders, the Company's shareholders voted to approve an amendment to the Amended and Restated Articles of Incorporation increasing the number of common shares that the Company was authorized to issue from 100,000,000 registered common shares, par value $0.01 per share, to 300,000,000 registered common shares, par value $0.01 per share.

Each outstanding share of the Company's common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by the Company's Board of Directors out of funds legally available for dividends. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of the Company's securities. All outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which the Company may issue in the future.

15-for-1 reverse stock split: Effective as of the opening of trading on October 15, 2012, the Company affected a one-for-fifteen reverse stock split of its common shares. The reverse stock split was approved by shareholders at the Company's 2012 Annual General Meeting of Shareholders held on September 7, 2012. The reverse stock split reduced the number of the Company's common shares from 81,012,403 to 5,400,810 and affected all issued and outstanding common shares. No fractional shares were issued in connection to the reverse split. Shareholders who would otherwise hold a fractional share of the Company's common stock received a cash payment in lieu of such fractional share.

Share repurchase Plan: On February 23, 2010, the Company's Board of Directors adopted a stock repurchase plan for up to $30,000 to be used for repurchasing the Company's common shares until December 31, 2011. All repurchased shares would be cancelled and removed from the Company's share capital.
On August 10, 2011, the Company's Board of Directors decided to reinstate the share repurchase plan with the limitation of acquiring up to a maximum amount of $3,000 worth of Company's shares, at a maximum price of $1.30 per share. On November 9, 2011, the Company's Board of Directors extended the duration of the share repurchase plan until December 31, 2012.

During the six month period ended June 30, 2012, the Company repurchased in the open market, for an aggregate purchase price of $861, and cancelled 61,730 treasury shares.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2013
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

10.	Other Operational Gain:

Other operational gain for the six month period ended June 30, 2012, totaled $140 and represented gain from hull & machinery claim. For the six month period ended June 30, 2013, other operational gain totaling $1,647 represented non-recurring revenue of $1,250 from the settlement of a commercial claim and a gain from hull & machinery claim of $397.

11.	Other Operational Loss:

On September 29, 2010, the Company agreed with a third party to sell a 45% interest in the future proceeds related to the recovery of certain of the commercial claims against a consideration of $5,000. During the six month period ended June 30, 2013, an expense amounted to $562 incurred by the Company towards the third party based on the agreement mentioned above. The expense of $562 was incurred in connection to the settlement amount of $1,250 described in Note "Other Operational Gain", above. This amount is presented in "Other operational loss" in the accompanying unaudited interim condensed consolidated statement of operations for the period ended June 30, 2013. For the six month period ended June 30, 2012, no other operational loss was recorded.

12.	Earnings per Share:

All shares issued (including the restricted shares issued under the Company's equity incentive plan) are the Company's common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions set forth in the applicable award agreement. The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restriction has lapsed.

The Company calculates basic and diluted earnings per share as follows:

	Six month period ended June 30,
	2012	2013
Income:
Net (loss)/income	$(4,460)	$1,964

Basic (loss) /earnings per share:
Weighted average common shares outstanding, basic	5,385,359	5,414,998
Basic (loss)/earnings per share	$(0.83)	$0.36

Effect of dilutive securities:
Dilutive effect of non-vested shares	-	28,641
Weighted average common shares outstanding, diluted	5,385,359	5,443,639
Diluted (loss)/earnings per share	$(0.83)	$0.36

The weighted average diluted common shares outstanding for the six month period ended June 30, 2013 includes the effect of 28,641 shares being the number of incremental shares assumed to be issued under the treasury stock method.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2013
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

13.	Equity Incentive Plan:

On August 31, 2011, the Board of Directors adopted the 2011 Equity Incentive Plan (the 2011 Plan). The Company reserved a total of 133,333 shares of common stock for issuance under the 2011 Equity Incentive Plan, subject to adjustment for changes in capitalization as provided in such plan. All provisions of the 2011 Plan are similar with the Company's previous Equity Incentive Plans provisions. As of June 30, 2013, 133,333 shares have been granted and 122,573 of these shares have been vested.

On January 17, 2012, 90,667 restricted common shares were granted to certain directors, officers, employees of the Company and its subsidiaries. The fair value of each share was $13.50 and has been determined by reference to the closing price of the Company's common stock on the grant date. The respective shares were issued on April 20, 2012 and vested on March 30, 2012.

On March 21, 2013, the Board of Directors adopted the 2013 Equity Incentive Plan (the 2013 Plan) and reserved for issuance 240,000 common shares thereunder. The terms and conditions of the 2013 Equity Incentive Plan are substantially similar to the terms and conditions of Company's previous Equity Incentive Plans. As of June 30, 2013, 237,907 shares have been granted and none of these shares have been vested.

On March 21, 2013, 239,333 restricted common shares were granted to certain directors, officers, employees of the Company and its subsidiaries, the respective shares will be issued in the third quarter of 2013 and will vest on March 21, 2014. Additionally, on the same day, 12,000 restricted common shares were granted to the Company's former director Mr. Espig, the respective share vested immediately and issued on June 27, 2013. The fair value of each share was $6.46 and has been determined by reference to the closing price of the Company's common stock on the grant date.

All non-vested shares are conditional upon the grantee's continued service as an employee of the Company, or as a director until the applicable vesting date. The grantee does not have the right to vote such non-vested shares until they vest or exercise any right as a shareholder of these shares, however, the issued and non-vested shares pay dividends as declared. The dividends of these shares are forfeitable.

The Company estimates that there will be no forfeitures of non-vested shares. The shares which are issued in accordance with the terms of the Company's Equity Incentive Plans remain restricted until they vest. For the six month periods ended June 30, 2012 and 2013, stock based compensation cost was $1,402 and $600, respectively, and is included under "General and administrative expenses" in the accompanying unaudited interim condensed consolidated statements of operations.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2013
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

13.           Equity Incentive Plan-(continued):

A summary of the status of the Company's non-vested shares as of June 30, 2013 and the movement during the year ended December 31, 2012 and the six month period ended June 30, 2013, is presented below.

	Number of shares	Weighted Average Grant Date Fair Value

Unvested as at January 1, 2012	28,000	$36.75
Granted	90,667	13.50
Vested	(100,000)	15.67
Unvested as at December 31, 2012	18,667	$36.75

Unvested as at January 1, 2013	18,667	$36.75
Granted	279,333	6.43
Vested	(21,333)	19.71
Unvested as at June 30, 2013	276,667	$7.46

As of June 30, 2013, there was $1,341 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Equity Incentive Plans. The cost is expected to be recognized over a weighted-average period of 0.86 years.

14.	Commitments and Contingencies:

a)	Future minimum contractual charter revenue
Future minimum contractual charter revenue, based on vessels committed to non-cancelable, time charter contracts net of address commission which amounted to $1,469, as of June 30, 2013 will be:

Years ending June 30,	Amount*
2014	$25,038
2015	9,102
2016	3,561
2017	-
2018	-
2019 and thereafter	-
Total	$37,701

(*)	These amounts do not include any assumed off-hire except for the scheduled dry-docking intermediate and special surveys of the vessels.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2013
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

14.	Commitments and Contingencies-(continued):

b)	Legal proceedings
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, for which it has not accrued for, requiring disclosure in the accompanying unaudited interim condensed consolidated financial statements.

The Company's vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the P&I Association in which the Company's vessels are entered. The Company's vessels are subject to calls payable to their P&I Association and may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the board of directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year. Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. The Company is not aware of any supplemental calls in respect of any policy years other than those that have already been recorded in its condensed consolidated financial statements.

15.	Fair value measurements:

ASC 815, "Derivatives and Hedging" requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position.

The Company recognizes all derivative instruments as either assets or liabilities at fair value on its consolidated balance sheets.

Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in the accompanying unaudited interim condensed consolidated statements of operations.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2013
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

15.           Fair value measurements-(continued):

Fair value on a recurring basis

15.1	Freight derivatives and bunker derivatives:
The Company trades in the freight derivatives (FFAs and freight options) and bunker derivatives markets with an objective to utilize those instruments as economic hedge instruments that can be highly effective in reducing the risk on specific vessels trading in the spot market and to take advantage of short term fluctuations in the market prices. Freight derivatives and bunker derivatives trading do not qualify for cash flow hedges for accounting purposes, therefore resulting gains or losses are recognized in the accompanying unaudited interim condensed consolidated statements of operations. For the six month periods ended June 30, 2012 and 2013, gain on freight derivatives contracts was $64 and $0, respectively. For the six month periods ended June 30, 2012 and 2013 nil gain or loss was recognized on bunker derivatives since during the respective periods the Company did not enter into any bunker derivatives contracts.

	Six month period ended June 30,
	2012	2013

Freight Derivatives	$64	$-
Interest rate swaps	-	438
Total	$64	$438

As of December 31, 2012 and June 30, 2013, no fair value measurement for assets or liabilities were recognized in the Company's unaudited interim condensed consolidated financial statements, since the Company had no open positions on freight and bunker derivatives.

15.2	Interest rate swaps
During the six month period ended June 30, 2013, the company entered into two interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest loans and credit facilities. The Company's interest rate swaps did not qualify for hedge accounting and therefore resulting gains or losses are recognized in the accompanying unaudited interim condensed consolidated statements of operations. As of June 30, 2013, the Company had outstanding two interest rate swap agreements of $26,840 and $28,628 notional amount, maturing in August and in November of 2018, respectively. The change in the fair market value of the respective agreements for the six month period ended June 30, 2013, resulted in a gain of $438 and is included in "Gain on derivative instruments" in the accompanying unaudited interim condensed consolidated statement of operations.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2013
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

15.           Fair value measurements-(continued):

Fair value on a recurring basis-(continued):

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:
Level 1: Quoted market prices in active markets for identical assets or liabilities
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data
Level 3: Unobservable inputs that are not corroborated by market data

The following table summarizes the valuation of the Company's financial instruments as of December 31, 2012 and June 30, 2013.

	Significant Other Observable Inputs (Level 2)
	December 31, 2012	June 30, 2013

Interest rate swaps - asset position	$-	$438
Total	$0	$438

As of December 31, 2012 and June 30, 2013, no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in the Company's consolidated balance sheets.

The carrying values of temporary cash investments, restricted cash, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loans and non-current restricted cash balances, bearing interest at variable interest rates, approximate their recorded values as of June 30, 2013.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2013
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

16.           Subsequent Events:

In July 2013, Company's board of directors, or the Board increased the number of directors constituting the Board to six and appointed Mr. Roger Schmitz as a Class B director, pursuant to the terms and subject to the conditions of the stock purchase agreement that the Company entered into in May 2013, with certain new and existing investors, to backstop its equity rights offering, that was completed in July 2013.

During the third quarter of 2013, the Company entered into amended loan agreements with the Company's lenders, based on previously negotiated term sheets signed in December 2012.

In August and September, Starbulk S.A has been subcontracted by Product Shipping & Trading S.A (please refer to Note 3) to provide certain management services including crewing , purchasing and arranging  insurance to additional five product tankers, which are under the management of Product Shipping & Trading S.A.

On July 5, 2013 the Company entered into agreements with Shanghai Waigaoqiao Shipbuilding Co. Ltd., or SWS, shipyard to build two 180,000 dwt eco-type, fuel efficient Capesize drybulk vessels for an aggregate purchase price of $95,960 with expected deliveries in fourth quarter of 2015 and in first quarter of 2016, respectively. In August the Company paid the first installments to SWS of $28,788 and the remaining amount is payable upon the delivery of each of the two Capesize drybulk vessels.

On July 10, the Company entered into letters of intent, which are subject to the negotiation and execution of definitive documentation, with a major Japanese shipyard for the construction of two 60,000 DWT eco-type, fuel efficient Ultramax drybulk vessels for an aggregate purchase price of approximately $55,040 with expected delivery in 2015.

On July 24, 2013, Starbulk S.A. entered into an agreement with Hamon Shipping Inc., an unaffiliated Marshall Islands company, for the commercial and technical management of the vessel Marto, a 2001 built Panamax drybulk carrier. Pursuant to the terms of this management agreement, the Company will receive a fixed management fee of $0.75 per day beginning August 2, 2013 and until the agreement's termination upon written notice by either party. This vessel will be managed under the same strategy as the other vessels in the Company's fleet.

On July 25, 2013, pursuant to a rights offering, approved by the Company's Board of Directors in April 2013, the Company issued 15,338,861 shares of common stock, which resulted in gross proceeds of $80,064. The proceeds are expected to be primarily used for orders for fuel-efficient dry-bulk vessels with some of the proceeds being reserved for working capital and general corporate purposes.

On August 5, 2013, Maiden Voyage LLC (please refer to Note 3) sold its vessel Maiden Voyage, one of the Company's vessels under management, to Premiere Voyage LLC, a Marshall Islands company. On the same date Starbulk S.A entered into an agreement with Premiere Voyage LLC, for the commercial and technical management of the vessel Maiden Voyage under the same terms as its agreement with Maiden Voyage LLC. Premiere Voyage LLC is owned and controlled by Oceanbulk Shipping LLC, a company minority owned by one of the Company's directors Mrs. Milena Maria Pappas.

On August 23, 2013, Starbulk S.A. entered into an agreement with Sea Cape Shipping LLC, a Marshall Islands company, for the commercial and technical management of the vessel Big Bang, a 2007 built Capesize dry bulk carrier. Pursuant to the terms of this management agreement, Starbulk S.A. will receive a fixed management fee of $0.75 per day beginning on August 30, 2013, and until the agreement's termination upon two months advanced written notice by either party. This vessel will be managed under the same strategy as the other vessels in the Company's fleet. Sea Cape Shipping LLC is owned and controlled by Oceanbulk Shipping LLC, a company minority owned by one of the Company's directors Mrs. Milena Maria Pappas.

In September 2013, the Company issued 239,333 common shares that were awarded to Company's directors, officers and employees under the 2011 and 2013 Equity Incentive Plan. All the newly issued shares will vest on March 21, 2014.  In addition, on the same day the Company issued 18,667 common shares, which represent the second and the third instalments awarded to Mr Spyros Capralos, Company's Chief Executive Officer pursuant to the terms of his consultancy agreement effective February 7, 2011. The second instalment vested on February 7, 2013 and the third instalment will vest on February 7, 2014.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2013
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

16.           Subsequent Events-(continued):

On September 12, 2013, Starbulk S.A., entered into an agreement with Sky Cape Shipping LLC, a Marshall Islands company, for the commercial and technical management of the vessel Big Fish, a 2004 built Capesize dry bulk carrier. Pursuant to the terms of this management agreement, Starbulk S.A. will receive a fixed management fee of $0.75 per day until the agreement's termination upon two months advanced written notice by either party. This vessel will be managed under the same strategy as the other vessels in the Company's fleet. Sky Cape Shipping LLC is owned and controlled by Oceanbulk Shipping LLC, a company minority owned by Mrs. Milena Maria Pappas, one of the Company's directors.

On September 12, 2013 Starbulk S.A., entered into an agreement with Glory Supra Shipping LLC, a Marshall Islands company, for the commercial and technical management of the vessel Strange Attractor, a 2006 built Supramax dry bulk carrier. Pursuant to the terms of this management agreement, Star Bulk S.A. will receive a fixed management fee of $0.75 per day until the agreement's termination upon two months advanced written notice by either party. This vessel will be managed under the same strategy as the other vessels in the Company's fleet. Glory Supra Shipping LLC is owned and controlled by Oceanbulk Shipping LLC, a company minority owned by Mrs. Milena Maria Pappas, one of the Company's directors.